UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALSIUS CORPORATION
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
02121110 7
(CUSIP Number of Common Stock)

William Worthen
President and Chief Executive Officer
Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92618
(949) 453-0150

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Ethan Feffer, Esq.
Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 4th Floor
Costa Mesa, California 92626
(714) 513-5100

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$590,686	$23.21

(1)
Estimated solely for purposes of calculating the amount of the filing fee.  This amount assumes that options to purchase 2,904,450 shares of common stock of Alsius Corporation, par value $0.001 per share (“Common Stock”), having an aggregate value of $590,686 will be exchanged pursuant to this offer.  The aggregate value is calculated based upon the Black-Scholes option pricing model as of June 12, 2008. The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of a tender offer:

    The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.    SUMMARY TERM SHEET

The information under the heading "Summary" in the Offer filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION

(a)
Name and Address. The name of the subject company (issuer) and filing person (offeror) is Alsius Corporation, a Delaware corporation (the "Company"). The address and telephone number of its principal executive offices are 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618, telephone (949) 453-0150.

(b)
Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company to certain holders of outstanding options ("Eligible Options") to purchase shares of the Company's common stock, par value $0.001 per share ("Common Stock"), that were originally granted under the Alsius Corporation 2006 Equity Incentive Plan (the "2006 Plan"), to cancel such options in exchange for restricted stock units that will be granted under the 2006 Plan upon the terms and subject to the conditions set forth in the Offer. As of June 12, 2008, Eligible Options to purchase approximately 2,904,450 shares of Common Stock were eligible for exchange in the Offer.

This Offer is open to eligible current employees and consultants of the Company that are employees and consultants at the time of the Offer and remain employed through the expiration date of the Offer. The non-employee members of the Company's board of directors may not participate in the Offer.

(c)
Trading Market and Price.  Information about the trading market and price of the subject securities under "The Offer, Section 6: Price Range of Common Stock" of the Offer is incorporated herein by reference.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)
Name and Address.  The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company's executive officers and directors is c/o Alsius Corporation, 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618, telephone (949) 453-0150.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Paul A. Brooke	Chairman of the Board
William J. Worthen	Chief Executive Officer and Director
Brett L. Scott	Chief Financial Officer
John Riolo	Executive Vice President, Regulatory, Clinical and Quality Assurance
H. Michael Ameli	Vice President, Manufacturing
Suzanne C. Winter	Vice President, Worldwide Sales and Marketing
Eric M. Hecht	Director
Wende S. Hutton	Director
Jack W. Lasersohn	Director
Gregory D. Waller	Director
Kurt C. Wheeler	Director

Item 4.    TERMS OF THE TRANSACTION

(a)
Material Terms.  The information set forth in the Offer under “Summary of Terms,” Section 1 (“Offer to Exchange Options and Expiration Date”), Section 2 (“Procedure for Tendering Options”), Section 3 (“Withdrawal Rights; Change in Election”), Section 4 (“Tender of Options and Issuance of Restricted Stock Units”), Section 6 (“Price Range of Common Stock”), Section 7 (“Source and Amount of Consideration”), Section 9 (“Accounting Consequences of the Offer”), Section 11 (“Extension of Tender Period; Termination; Amendments; Conditions”) and Section 12 (“U.S. Federal Income Tax Consequences”) is incorporated herein by reference.  There will be no material differences in the rights of security holders as a result of this transaction.

(b)	Purchases. The information set forth in the Offer under Section 5.C. (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)
Agreements Involving the Subject Company's Securities.  The information set forth in the Offer under Section 8 (“Transactions and Agreements Concerning Options”)  Section 4 (“Tender of Options and Issuance of Restricted Stock Units”) and Section 5.C. (“Interests of Directors and Officers”) are incorporated herein by reference.  The Alsius Corporation 2006 Equity Incentive Plan and the Form of Restricted Stock Unit Agreement, pursuant to which the Eligible Options have been granted, are attached hereto as Exhibits 99.(d)(1)(A) and 99.(d)(1)(B), respectively, and contain information regarding the subject securities.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	Purposes. The information about the purpose of the transaction set forth in the Offer under Section 5.B. (“Purpose of the Offer”) is incorporated herein by reference.

(b)
Use of Securities Acquired.  The information set forth in the Offer under Section 2.  (“Procedure for Tendering Options”) and Section 4.  (“Tender of Options and Issuance of Restricted Stock Units”) is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer under Section 5.A. (“Information Concerning Alsius Corporation”) is incorporated herein by reference.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
Source of Funds.  The information set forth in the Offer under Sections 1 (“Offer to Exchange Options and Expiration Date”), 4 (“Tender of Options and Issuance of Restricted Stock Units”), 7 (“Source and Amount of Consideration”) and 14 (“Fees and Expenses”) are incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer under Section 2.B. (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership. The information set forth in the Offer under Section 5.C. (“Interests of Directors and Officers”) is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

Item 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or recommendations. Not applicable.

Item 10.    FINANCIAL STATEMENTS

(a)
Financial Information.  The Company's financial statements for the fiscal year ended December 31, 2007 that were included in Part II, Item 8 (“Financial Statements and Supplementary Data”) of the Company's Annual Report on Form 10-K filed with the SEC on March 13, 2008 including all materials incorporated by reference therein, is incorporated herein by reference.  The financial statements for the quarter ended March 31, 2008 that were included in Part I, Item 1 (“Condensed Consolidated Financial Statements”) of the Company's report on Form 10-Q filed with the SEC on May 15, 2008 is incorporated herein by reference.  In addition, the Company incorporates by reference the Company's financial statements for the fiscal years ended December 31, 2004, 2005 and  2006, that were included in the "Index to Financial Statements" section of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 8, 2007 in connection with Ithaka Acquisition Corp.'s acquisition of Alsius. The full text of the Annual Report on Form 10-K filed on March 13, 2008 and the Form 10-Q filed on May 15, 2008, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically at no charge on the SEC's website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11.    ADDITIONAL INFORMATION

(a)	Agreements, regulatory requirements and legal proceedings.

(1)	The information set forth in the Offer under Section 8. (“Transactions and Arrangements Concerning Options”) is incorporated herein by reference.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934 and the applicable regulations are not applicable.

(5)	None.

(b)	Other Material Information. None.

Item 12.    EXHIBITS

See Index of Exhibits below.

Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALSIUS CORPORATION

Date: June 16, 2008	By:	/s/ William J. Worthen
Name: William J. Worthen
Title: President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated June 16, 2008.
99.(a)(1)(B)	Form of Letter of Transmittal.
99.(a)(1)(C)	Form of Notice of Withdrawal.
99.(a)(1)(D)	Form of Letter to Option Holders.
99.(a)(1)(E)	Forms of Confirmation E-mails.
99.(a)(1)(F)
Registrant's Registration Statement on Form S-1 (File No. 333-124521) filed with the SEC on May 2, 2005, as amended and Post-Effective Amendments on Form S-3 to Form S-1 filed with the SEC on October 26, 2007 and December 19, 2007, respectively, (Incorporated herein by reference).

99.(a)(1)(G)	Annual Report on Form 10-K for the year ending December 31, 2007, filed with the SEC on March 13, 2008 (Incorporated herein by reference).
99.(a)(1)(H)	Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 8, 2007 (Incorporated herein by reference).
99.(a)(1)(I)	Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 30, 2008 (Incorporated herein by reference).
99.(b)	Not applicable.
99.(d)(1)	Alsius Corporation 2006 Equity Incentive Plan (Incorporated by reference to Annex C to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 8, 2007).
99.(d)(2)	Form of Restricted Stock Unit Agreement under Alsius Corporation 2006 Equity Incentive Plan.
99.(g)	Not applicable.
99.(h)	Not applicable.